20010786

Washington, D.C. 20549

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SEC Mail Processing FEB 28 2020 Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avatar Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd, Suite 1405
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue - 25th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emil Assentato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avatar Capital Group LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID W. SMITH
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50044732
My Commission Expires 8/28/2021

Signature

CEO
Title

2/27/20
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Financial Statements

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Notes to Financial Statements 3-8

Rotenberg Meril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avatar Capital Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avatar Capital Group LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2020

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	126,666
Commissions receivable		144,818
Deposit at clearing broker		125,000
Prepaid expenses and other assets		38,205
Total assets	$	434,689
Liabilities and member's capital		
Liabilities:		
Accrued expenses	$	74,806
Due to Parent		140,432
Total liabilities		215,238
Member's capital		219,451
Total liabilities and member's capital	$	434,689

The accompanying notes are an integral part of these financial statements.

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Notes to Financial Statements

December 31, 2019

1. Organization

Avatar Capital Group LLC (the "Company") was formed on March 16, 2009, in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC ("FXDD" or the "Parent").

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income, government securities and municipal bonds. The Company commenced trading operations on November 1, 2010. All corporate fixed income, government securities and municipal bonds transactions are cleared through Hilltop Securities, Inc. (the "Clearing Broker").

The Company has incurred losses from operations in the past five years. The Company has maintained enough capital to sustain operations. Such losses are the results of the Parent's efforts to grow the business. The Parent intends to make additional capital contributions if necessary to enable the Company to continue to meet its regulatory capital requirements.

2. Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 210-20 *Offsetting* are met.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial

2. Significant Accounting Policies (continued)

statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

Fixed Assets

Equipment is stated at cost and depreciated on a straight-line basis over their estimated useful life of three years.

Maintenance and repairs, which do not extend the useful lives of the respective assets, are charged to expense as incurred.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. There has been no impairment as of December 31, 2019.

Revenue from Contracts with Customers

The Company accounts for revenue under the provisions of ASU No. 2014-09, *Revenue from Contracts with Customers* (Topic 606) and other associated standards.

Under Topic 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standards require disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. Topic 606 does not apply to revenue associated with financial instruments including interest income and interest expense.

Securities Owned

Securities owned represent municipal bonds. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active.

2. Significant Accounting Policies (continued)

Cost and fair value of securities owned at December 31, 2019 are as follows:

Municipal bonds - cost	$8,756
Unrealized loss - gross	(8,756)
Fair value	$ 0

3. Related-Party Transactions

FXDD provides accounting, administrative and technology services and facilities to the Company under a service agreement and, in turn, charges a fixed monthly administration fee. Included in Due to Parent on the statement of financial condition is $140,432 relating to salaries and other expenses paid by FXDD on behalf of the Company.

4. Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- *Level 3:* Inputs to the valuation that are observable for the asset or liability and significant to the fair value measurement.

4. Fair Value Measurements (continued)

The fair value of municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. The fair value of the municipal securities at December 31, 2019 is $0 due to their distressed and defaulted status and these bonds are categorized in Level 2 of the fair value hierarchy.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

5. Fixed Assets

Fixed assets as of December 31, 2019:

Equipment	$ 26,973
Less: accumulated depreciation	(26,973)
Fixed assets, net	$ 0

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends, and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2019, the Company had net capital of $181,246, which was $81,246 in excess of its required net capital of $100,000.

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a full-disclosed basis. At December 31, 2019, the receivables from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The maximum exposure to loss at December 31, 2019, is $144,818. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $125,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash in two financial institutions, which may, at times, exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's exposure is solely dependent upon daily bank and brokerage account balances, as the case may be, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2019 amounts of cash held in the aggregate did not exceed FDIC insured limits at any one institution.

At December 31, 2019, commissions receivable represented amounts due from the Clearing Broker.

8. Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 requires a guarantor to recognize, at the inception of a guarantee, the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2019, the Company had no guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2019, there were no customer balances maintained

8. Guarantees (continued)

by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Income Taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the Company's Parent for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction. No provision for income taxes is provided in the Company's financial statements.

The Company follows the provisions of FASB ASC 740 Subtopic 05 *Accounting for Uncertainty in Income Taxes* and as of December 31, 2019, the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine its Parent's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2016 are no longer subject to examination by tax authorities.

10. Contingencies

The Company has no contingencies that would materially affect the Company's financial position or results of operations.

11. Subsequent Events

The Company received a capital contribution of $30,000 on January 31, 2020 to maintain its minimum net capital requirements.

The Company has evaluated subsequent events through February 27, 2020, the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)
Statement of Financial Condition with Report of Independent Registered Public Accounting Firm
For the Year Ended December 31, 2019